FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Directorate Change

22 July 2021 07:00 BST

Non-Executive Board appointment

AstraZeneca PLC announced today that the Board has appointed Andreas Rummelt as a Non-Executive Director, following the completion yesterday of its acquisition of Alexion Pharmaceuticals, Inc.

Dr. Rummelt has been a member of the Board of Alexion since 2010. His effective date of appointment to AstraZeneca's Board is 1 August 2021, the same as that of AstraZeneca's new Executive Director and Chief Financial Officer, Dr. Aradhana Sarin (formerly Executive Vice-President, Chief Financial Officer of Alexion), as previously announced on 4 June 2021.

Leif Johansson, Chairman of AstraZeneca said, "We are delighted to welcome Andreas to AstraZeneca and look forward to working with him. His extensive experience of the pharmaceutical industry and in particular his technical R&D, manufacturing and quality assurance expertise, together with his deep knowledge of Alexion, will enable him to make a significant contribution to the Board's work."

Biographical details - Andreas Rummelt
Dr. Andreas Rummelt has more than 20 years' experience in executive management positions in the pharmaceutical industry. His international career has focused on technical research and development, manufacturing and quality, as well as a period leading a generics business as Chief Executive Officer. He is now Chairman and Managing Partner of InterPharmaLink AG, a management consulting firm based in Basel, Switzerland.

Dr. Rummelt was Group Head of Technical Operations and Quality at Novartis and, from 2006 until 2010, served as a member of the Executive Committee there. He originally joined Sandoz Pharma in Basel, Switzerland in 1985 and held various positions of increasing responsibility in Pharma Development, including Head of Worldwide Technical Research and Development.  From 1999, Dr. Rummelt served as Global Head of Technical Operations and Quality of the Pharmaceuticals Division of Novartis, and from 2004 to 2008, as Global Chief Executive Officer of Sandoz, the Generics Division of Novartis.

Dr. Rummelt has served as a Director of Alexion Pharmaceuticals, Inc. since 2010 and is a member of the boards of various privately-held biotech and pharmaceutical companies in Europe. He is also member of the Scientific Advisory Committee of the Global Antibiotic Research and Development Partnership based in Geneva, Switzerland.

Dr. Rummelt is a pharmacist and earned his PhD in pharmaceutical sciences from the University of Erlangen-Nuremberg, Germany. He received his executive training in general management and leadership from IMD in Lausanne, Switzerland; INSEAD in Fontainebleau, France; and Harvard Business School in Cambridge, MA in the US.

No disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the Financial Conduct Authority's Listing Rules in respect of this appointment.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology, Rare Diseases and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 22 July 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary